SECURI 14045028 SION

ANN ... RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 20003

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 30 2014
WASHINGTON DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2012 (MM/DD/YY) AND ENDING November 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING GRACE MUNICIPAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SUMMERHILL ROAD
(No. and Street)

SPOTSWOOD	NEW JERSEY	08884
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES J. DIRSCHERL (732) 251-2460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PARKWAY, SUITE 290	LIVINGSTON	NEW JERSEY	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 2/14/2014

OATH OR AFFIRMATION

I, James J. Dirscherl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Grace Municipal Securities Corp., as of November 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title

Notary Public

Amit Rathee
Notary Public
New Jersey
My Commission Expires 2-4-18
No. 2369343

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2013

STERLING GRACE MUNICIPAL SECURITIES CORP.

NOVEMBER 30, 2013

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the accompanying financial statements of Sterling Grace Municipal Securities Corp. (the "Company"), a New Jersey corporation, which comprise the statement of financial condition as of November 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors' consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corp. as of November 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 23, 2014

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2013

ASSETS

Cash and cash equivalents	$ 8,723,088
Securities owned - trading	10,641,518
Accrued interest receivable	201,334
Security deposits	1,995
Loan receivable - employee	65,000
Fixed assets, net of accumulated depreciation	40,720
Other assets	3,572
Total Assets	$ 19,677,227

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to clearing broker	$ 9,141,790
Officer loan	200,000
Loan payable - related party	500,000
Accrued expenses	211,204
Total Liabilities	10,052,994
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	9,624,233
Total Liabilities and Stockholders' Equity	$ 19,677,227

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF INCOME
YEAR ENDED NOVEMBER 30, 2013

REVENUE:	
Trading profit	$ 2,324,118
Interest	1,753,968
Unrealized gain	867,367
Total Revenue	4,945,453
OPERATING EXPENSES:	
Compensation	1,572,759
Payroll expense	66,967
Employee benefits	544,764
Travel and entertainment	3,231
Telephone	8,203
Rent	55,922
Subscriptions	111,515
Office expense	9,753
Clearance charges	26,679
Regulatory fees and assessments	26,106
Interest expense	319,810
Professional fees	27,350
Postage	1,608
Stationary & supplies	3,543
Depreciation	5,465
Charitable contributions	750
Interest expense - other	39,750
Total Operating Expenses	2,824,175
INCOME BEFORE PROVISION FOR STATE INCOME TAXES	2,121,278
PROVISION FOR CURRENT STATE INCOME TAXES	95,651
NET INCOME	$ 2,025,627

The accompanying notes are an integral part of these financial statements.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2013

	Common Stock*	Retained Earnings	Stockholders' Equity
Balance, December 1, 2012	$ 48,000	$ 7,550,606	$ 7,598,606
Net Income	-	2,025,627	2,025,627
Balance, November 30, 2013	$ 48,000	$ 9,576,233	$ 9,624,233

* 1,000 shares authorized, 100 shares issued and outstanding

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2013

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net income	$ 2,025,627
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,465
Changes in certain assets and liabilities:	
Securities owned - trading	(469,518)
Interest receivable	(44,564)
Other assets	10,936
Payable to clearing broker	(397,848)
Accrued expenses	69,468
Net Cash Provided by Operating Activities	1,199,566
INVESTING ACTIVITIES:	
Purchase of fixed assets	(34,300)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,165,266
CASH AND CASH EQUIVALENTS:	
Beginning of year	7,557,822
End of year	$ 8,723,088

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid for:	
Interest	$ 355,793
Income taxes	$ 34,631

NOTE 1 - ORGANIZATION:

Organization:
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Fixed Assets:
Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of an average price calculation.

Security Valuation:
Fair value measurements establish a framework for measuring fair value, and also establish a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs (other than quoted prices included in level 1) are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at November 30, 2013.

Municipal bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads, and volatility (level 2 inputs).

Income Taxes:
The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2010 and forward are subject to audit by federal and state jurisdictions. At November 30, 2013, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2013 financial statements.

The Company takes into account the effect of current and deferred taxes when determining its provision for income taxes. After taking into consideration the effects of certain nontaxable income, and the availability of loss carryovers to offset the current year's taxable income, the Company has recorded a current state tax provision for the year ended November 30, 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after November 30, 2013, through January 23, 2014, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Southwest Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days' notice from either party or default under its terms.

At November 30, 2013, the amount due to the Clearing Broker was $9,141,790. All amounts due to the Clearing Broker are collateralized by the municipal bonds held by the Company. The Clearing Broker charges interest monthly at varying rates. Interest expense amounted to $319,810 for the year ended November 30, 2013.

NOTE 4 - LOAN RECEIVABLE - EMPLOYEE

In April 2001, the Company loaned an employee $126,000. The loan bears interest at 7.375%. The loan is secured by the employee's personal guarantee and is due on demand. At November 30, 2013, the loan balance is $65,000. Interest earned of $4,794 has been recorded in interest income as of November 30, 2013.

NOTE 5 - OFFICER LOAN:

On March 31, 2002, an officer of the Company loaned the Company $200,000. The loan, which bears interest at 8%, is unsecured and payable on demand. Interest is paid annually. Interest incurred on this loan and charged to interest expense - other through November 30, 2013, amounted to $16,000.

NOTE 6 - LOAN PAYABLE-RELATED PARTY:

On December 5, 2006, Spotswood Partners, a related entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semiannually. Interest charged to interest expense-other, amounted to $23,750 for the year ended November 30, 2013.

NOTE 7 - 401 (k) ROTH PLAN:

The Company sponsors a 401(k) Plan and a Cash Balance Plan, which cover all full-time employees who have two years of service and are age 21 or older. Employer matching contributions to the plans are determined each year by the officers of the Company. The Company's contributions to these plans during the year ended November 30, 2013, was $260,815.

NOTE 8 - COMMITMENTS:

The Company renewed its 24 month noncancelable, operating office lease expiring February 2014, at a monthly rental of $4,673. The lease contains a tenant option to extend the terms of the lease for an additional two years. The option was exercised by the Company. The rent will be increased on a yearly basis based on the Consumer Price Index. The future minimum rent payments required under the noncancelable operating office lease as of November 30, 2013, is as follows:

Year	
2014	$ 56,079
2015	56,079
2016	9,347
	$121,505

NOTE 9 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2013, the Company has net capital of $8,693,466, which was $8,593,466 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements."

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the financial statements of Sterling Grace Municipal Securities Corp. as of and for the year ended November 30, 2013, and have issued our report thereon, dated January 23, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 13 and 14, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information on pages 13 and 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 13 and 14 is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

January 23, 2014

STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2013

NET CAPITAL:		
Total stockholders' equity qualified for net capital	$	9,624,233
Deductions and Charges:		
Nonallowable assets:		
Accrued interest receivable		2,272
Security deposits		1,995
Loan receivable - employee		65,000
Fixed assets, net		40,720
Other assets		3,572
Total Nonallowable Assets		113,559
Net Capital Before Haircuts on Securities Position		9,510,674
Haircuts on securities:		
Federal obligations		-
State and municipal government obligations		779,571
Undue concentrations		37,637
Total Haircuts on Securities Positions		817,208
NET CAPITAL	$	8,693,466
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accrued expenses	$	211,204
Notes payable		700,000
TOTAL AGGREGATE INDEBTEDNESS	$	911,204
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$	100,000
Excess net capital	$	8,593,466
Excess net capital at 1000%	$	8,573,466
Ratio: aggregate indebtedness to net capital		10.48%
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of November 30, 2013:		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$	8,693,466
Net audit adjustments		-
NET CAPITAL PER ABOVE	$	8,693,466

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2013

Sterling Grace Municipal Securities Corp. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer (Southwest Securities Inc.) on a fully disclosed basis.

STERLING GRACE MUNICIPAL SECURITIES CORP.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

NOVEMBER 30, 2013

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In planning and performing our audit of the financial statements of Sterling Grace Municipal Securities Corp. (the "Company"), as of and for the year ended November 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 23, 2014

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended November 30, 2013, which were agreed to by Sterling Grace Municipal Securities Corp., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sterling Grace Municipal Securities Corp.'s management is responsible for Sterling Grace Municipal Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended November 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if any; noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 23, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended November 30, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-020003 FINRA NOV 1/2/1976
STERLING GRACE MUNICIPAL
100 SUMMERHILL RD
SPOTSWOOD, NJ 08884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Dirschere 732-251-2460

COPY

2. A. General Assessment (item 2e from page 2) $ 11,399
   B. Less payment made with SIPC-6 filed (exclude interest) (7904)
   6-19-13
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 3495
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3495
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3495
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Grace Municipal Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 22 day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Dec 1, 2012
and ending Nov 30, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,945,453
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	26,106
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 359,560	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	359,560
Total deductions	385,666
2d. SIPC Net Operating Revenues	$ 4,559,787
2e. General Assessment @ .0025	$ 11,399
	(to page 1, line 2.A.)